# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Allegiant Travel CO, CIK 0001362468
CUSIP: 01748X102
Title of class of securities: Common
Address of issuer's principal executive offices: 1201 N. TOWN CENTER DRIVE, LAS VEGAS, Nevada (NV), 89144
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0000814375

## Reporting persons
- DONALD SMITH & CO., INC.: type of reporting person: investment adviser (IA); citizenship or place of organization: New York (NY); does not affirm membership in a group (box b); sole voting power 965,157; shared voting power 973,939; sole dispositive power 1,009,667; shared dispositive power 1,018,449; aggregate amount beneficially owned 1,018,449 (5.6% of the class)
- DSCO Value Fund, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: New York (NY); does not affirm membership in a group (box b); sole voting power 8,782; shared voting power 973,939; sole dispositive power 8,782; shared dispositive power 1,018,449; aggregate amount beneficially owned 1,018,449 (5.6% of the class)

## Item 1. Issuer
Name of issuer: Allegiant Travel CO
Address of issuer's principal executive offices: 1201 N. TOWN CENTER DRIVE, LAS VEGAS, NEVADA, 89144.

## Item 2. Person Filing
Name of person filing: Donald Smith & Co., Inc.
Address of principal business office or, if none, residence:
152 West 57th Street
29th Floor
New York, NY 10019
Citizenship: A Delaware Corporation

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: (a) Amount beneficially owned: 1,018,449
Percent of class: (b) Percent of class: 5.55%
Sole power to vote or to direct the vote:
(i) SOLE POWER TO VOTE:
Donald Smith & Co., Inc. 965,157
DSCO Value Fund, L.P. 8,782
Shared power to vote or to direct the vote: (ii) SHARED POWER TO VOTE: SEE ITEM 6
Sole power to dispose or to direct the disposition:
(iii) SOLE POWER TO DISPOSE:
Donald Smith & Co., Inc. 1,009,667
DSCO Value Fund, L.P. 8,782
Shared power to dispose or to direct the disposition: (ii) SHARED POWER TO DISPOSE: SEE ITEM 6

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person:
1. Donald Smith & Co., Inc. does not serve as custodian of
the assets of any of its clients; accordingly, in each instance only the client or the client?s custodian or trustee bank has the right to receive dividends paid with respect to, and proceeds from the sale of, such securities.

The ultimate power to direct the receipt of dividends paid with respect to, and the proceeds from the sale of, such securities, is vested in the institutional clients which Donald Smith & Co., Inc. serves as investment advisor. Any and all discretionary authority which has been delegated to Donald Smith & Co., Inc. may be revoked in whole or in part at any time.

To the knowledge of Donald Smith & Co., Inc., with respect to all securities reported in this schedule owned by advisory clients of Donald Smith & Co., Inc., not more than 5% of the class of such securities is owned by any one client.

2. With respect to the remaining securities owned, various
persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock of Allegiant Travel Co. No one person?s interest in the Common Stock of Allegiant Travel Co. is more than five percent of the total outstanding Common Stock.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group:
Donald Smith & Co., Inc. IA
DSCO Value Fund, L.P. PN

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- DONALD SMITH & CO., INC.: Richard Greenberg, CEO and Co-CIO (02/13/2025)
- DSCO Value Fund, L.P.: Richard Greenberg, CEO and Co-CIO (02/13/2025)
Comment: The undersigned persons, on January 22, 2025,
agree and consent to the joint filing on their behalf of this
Schedule 13G in connection with their beneficial ownership
of the Common Stock of Allegiant Travel Co. at
December 31, 2024.

Donald Smith & Co., Inc.

By /s/ Richard L. Greenberg
Richard L. Greenberg
CEO & Co-CIO
Duly authorized by and on behalf of Donald Smith & Co., Inc.

DSCO Value Fund, L.P.

By /s/ Richard L. Greenberg
Richard L. Greenberg
CEO & Co-CIO
Duly authorized by and on behalf of DSCO Value Fund, L.P